UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A1

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 4  )*

                            National Data Corporation
                                (Name of Issuer)

                         Common Stock, Par Value $0.125
                         (Title of Class of Securities)

                                    635621105
                                 (CUSIP Number)

                              Stephen J. Carl, Esq.
                                1100 Chase Square
                            Rochester, New York 14604
                                 (716) 325-6880
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 12, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [x].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1     This  Schedule  13D/A  amends  the  Schedule 13D filed by Manning & Napier
Advisors,  Inc.  and  William  Manning  on  March  28,  2000.


                                  SCHEDULE 13D

CUSIP  No.  635621105

1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
     Manning  &  Napier  Advisors,  Inc.    IRS  #16-0995736

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*    (a)  [   ]
                                                                   (b)  [   ]

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*
     00

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2  (d)  OR  2  (e)                            [   ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     New  York

Number of Shares
Beneficially Owned
By each Reporting
Person with: . . .    7  SOLE VOTING POWER         1,803,108
------------------   --  ------------------------  ---------
                      8  SHARED VOTING POWER             -0-
                     --  ------------------------  ---------
                      9  SOLE DISPOSITIVE POWER    2,015,683
                     --  ------------------------  ---------
                     10  SHARED DISPOSITIVE POWER        -0-
                     --  ------------------------  ---------

11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     2,015,683

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [   ]


13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     6.1%

14   TYPE  OF  REPORTING  PERSON*
     IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                  SCHEDULE 13D

CUSIP  No.  635621105

1    NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
     William  Manning    SS  ####-##-####

2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*    (a)  [   ]
                                                                   (b)  [   ]

3    SEC  USE  ONLY

4    SOURCE  OF  FUNDS*
     PF,  00

5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2  (d)  OR  2  (e)                            [   ]

6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     New  York


Number of Shares
Beneficially Owned
By each Reporting
Person with: . . .    7  SOLE VOTING POWER         2,003,108
------------------   --  ------------------------  ---------
                      8  SHARED VOTING POWER             -0-
                     --  ------------------------  ---------
                      9  SOLE DISPOSITIVE POWER    2,215,683
                     --  ------------------------  ---------
                     10  SHARED DISPOSITIVE POWER        -0-
                     --  ------------------------  ---------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,215,683

12   CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [   ]

13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
     6.8%

14   TYPE  OF  REPORTING  PERSON*
     IN,  IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP  No.  635621105

Item  1.    Security  and  Issuer

     The securities to which this statement relates are the shares of common stock, $0.125 per share par value (the "Shares"), of National Data Corporation, a Georgia corporation (the "Company"). The principal executive offices of the Company are located at National Data Plaza, Atlanta, Georgia 30329-2010

Item  2.    Identity  and  Background

     (a),  (b)  and (c)  This statement is being filed by the following persons:
Manning & Napier Advisors, Inc. ("MNA"), a New York Corporation, and William Manning. MNA and Mr. Manning are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons".

     MNA is a registered investment adviser and is principally engaged in the business of providing investment management services to various clients (the "Clients") who consist of pension funds, corporations, individuals, and other private investment accounts. MNA also provides investment management services to Clients of Exeter Trust Company, a New Hampshire chartered trust company ("Exeter Trust"), to the Exeter Fund, Inc., a mutual fund company ("Exeter Fund"), and Clients of Manning & Napier Advisory Advantage Corporation, a registered investment adviser ("AAC"). The business address and principal executive offices of MNA are 1100 Chase Square, Rochester, New York 14604.

     Mr. Manning is the President of MNA and his business address is 1100 Chase Square, Rochester, New York 14604. Mr. Manning also is the majority shareholder of MNA. In addition, Mr. Manning is President of Exeter Fund, a Managing Member of Manning & Napier Capital, LLC, which is the majority shareholder of Exeter Trust, and the majority shareholder of AAC.

     Fonda L. Herrick is the Corporate Secretary of MNA and her business address is 1100 Chase Square, Rochester, New York 14604.

     B. Reuben Auspitz is the Executive Vice President/Director of MNA and business address is 1100 Chase Square, Rochester, New York 14604.

     Jeffrey A. Herrmann is the Director of MNA and his business address is 1100 Chase Square, Rochester, New York 14604.

     Beth Ann H. Galusha is the Chief Financial Officer of MNA and her business address is 1100 Chase Square, Rochester, New York 14604.

     Francis J. Ward is the Sr. Vice President of MNA and his business address is 1100 Chase Square, Rochester, New York 14604.

     The shares to which this Schedule 13D relates are owned directly by the Clients of MNA, Clients of AAC, Clients of Exeter Trust, one or more Series of the Exeter Fund and/or by Mr. Manning, individually.

     (d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

     The aggregate purchase price of the 1,791,133 Shares owned beneficially by Clients of MNA was $61,476,895.48 inclusive of brokerage commissions.

The aggregate purchase price of the 114,625 Shares owned beneficially by Clients of Exeter Trust was $3,528,897.69 inclusive of brokerage commissions.

The aggregate purchase price of the 21,425 Shares owned beneficially by Exeter Fund was $1,184,317.05 inclusive of brokerage commissions.

The aggregate purchase price of the 88,500 Shares owned beneficially by the Clients of AAC was $2,746,867.94 inclusive of brokerage commissions.

The aggregate purchase price of the 200,000 Shares owned directly by Mr. Manning, individually, was $6,761,375.00 inclusive of brokerage commissions.

The Reporting Persons have acquired shares of Common Stock from time to time in open market transactions. In all cases, the Common stock was purchased with funds obtained from the Clients of MNA, funds obtained from the Clients of AAC, Clients of Exeter Trust funds from one or more Series of Exeter Fund and/or Mr. Manning.

Item  4.     Purpose  of  Transaction.

     From time to time, MNA has acquired Shares in the ordinary course of business for investment purposes and has held Shares in such capacity.

     On October 6, 1999, representatives of MNA met with management of the Company to discuss the Company's performance since the inception of MNA's investment in late 1997. In particular, MNA expressed its views concerning potential alternatives that it believed management should consider to maximize value for all shareholders of the Company. Following this meeting by a letter dated December 15, 1999 (a copy of which was attached as an exhibit to the Schedule 13D filed on December 21, 1999), MNA requested that the Company explore strategic alternatives for maximizing shareholder value, including a sale, spin-off, or split-off of some or all of the Company's business units.

     In addition to the foregoing, MNA may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, and MNA reserves the right, subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have on or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. MNA's decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares, an evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting MNA and other factors which MNA may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule  13D.

Item  5.     Interest  In  Securities  of  Issuer.

(a) and (b) As of June 12, 2000, the Clients of MNA, the series of the Exeter Fund, the Clients of Exeter Trust and the Clients of AAC, owned beneficially
1,791,133, 21,425, 114,625, and 88,500 Shares, respectively, representing approximately 5.5%, 0.1%, 0.3%, and 0.3%, respectively, the 32,779,024 Shares outstanding as of April 10, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 2000 (the "Form 10-Q").

     As of June 12, 2000, MNA in its capacity as investment manager had sole voting power with respect to 1,803,108 Shares owned beneficially by the Clients of MNA, Clients of AAC, Clients of Exeter Trust and one or more Series of the Exeter Fund, representing approximately 5.5% of the 32,779,024 Shares outstanding as of April 10, 2000, as reported in the Form 10-Q.

     As of June 12, 2000, MNA in its capacity as investment manager had sole dispositive power with respect to 2,015,683 Shares owned beneficially by the Clients of MNA, Clients of AAC, Clients of Exeter Trust and one or more Series of the Exeter Fund, representing approximately 6.1% of the 32,779,024 Shares outstanding as of April 10, 2000, as reported in the Form 10-Q.

     As of June 12, 2000, Mr. Manning, as President and the majority shareholder of MNA, had sole voting power with respect to 2,003,108 Shares owned beneficially by MNA, representing approximately 6.1 % of the 32,779,024 Shares outstanding as of April 10, 2000, as reported in the Form 10-Q.

     As of June 12, 2000, Mr. Manning, as President and the majority shareholder of MNA, had sole dispositive power with respect to 2,015,683 Shares owned beneficially by MNA, representing approximately 6.1 % of the 32,779,024 Shares outstanding as of April 10, 2000, as reported in the Form 10-Q.

     As of June 12, 2000, Mr. Manning, in his individual capacity, had sole voting and dispositive power with respect to 200,000 Shares owned directly by Mr. Manning, representing approximately 0.6 % of the 32,779,024 Shares outstanding as of April 10, 2000, as reported in the Form 10-Q.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A hereto and incorporated herein by reference.

(d)     None.

(e)     Not  applicable.

Item  6.     Contracts,  Arrangements,  Understandings  or  Relationships  With
Respect  to  Securities  of  the  Issuer.
          Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Dated:  June  14,  2000
             By:  Manning  &  Napier  Advisors,  Inc.

             By:  William  Manning



          /s/William  Manning
             William  Manning
             President

             By:     William  Manning



          /s/William  Manning
             William  Manning,  individually

                                   Schedule A

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                        OF THE REGISTRANT'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

              AAC = Manning & Napier Advisory Advantage Corporation
                      MNA = Manning & Napier Advisors, Inc.
                              WM = William Manning
                             EF = Exeter Fund, Inc.
                           ETC = Exeter Trust Company

            Number of Shares
Settlement  of Common Stock     Price
Date         Purchased /1/    Per Share  Ownership

04/13/2000        100         26.56250      AAC
04/13/2000        325         27.31250      AAC
04/14/2000       1,350        27.37500      MNA
04/18/2000        125         28.00000      AAC
04/19/2000        125         27.68750      MNA
04/19/2000        125         26.18750      AAC
04/20/2000        500         25.93750      MNA
04/24/2000        200         28.25000      MNA
04/24/2000       1,500        28.31250      MNA
04/24/2000         75         26.00000      AAC
04/25/2000        225         27.75000      MNA
04/25/2000         75         27.75000      MNA
04/25/2000        525         27.75000      MNA
04/26/2000         75         27.06250      MNA
04/26/2000        150         27.00000      MNA
04/26/2000         75         27.06250      MNA
04/26/2000        100         27.06250      MNA
04/27/2000        100         27.31250      MNA
04/27/2000         50         28.00000      MNA
04/27/2000       1,200        27.31250      MNA
04/27/2000         50         27.68750      AAC
05/02/2000       3,900        27.50000      MNA
05/02/2000         75         27.68750      MNA
05/02/2000        125         27.68750      AAC
05/02/2000        200         27.87500      AAC
05/03/2000         50         27.68750      MNA
05/03/2000        300         27.93750      AAC
05/04/2000        325         27.43750      MNA
05/04/2000        950         27.56250      MNA
05/04/2000        275         27.43750      MNA
05/05/2000        250         26.93750      MNA
05/05/2000        100         27.18750      MNA
05/08/2000        400         27.06250      MNA
05/09/2000         75         27.00000      AAC
05/09/2000       2,050        26.56250      AAC
05/09/2000        500         27.00000      MNA
05/10/2000        175         27.18750      MNA
05/10/2000       2,450        27.09820      MNA
05/10/2000        400         26.93750      MNA
05/11/2000         50         26.75000      MNA
05/11/2000        100         26.75000      AAC
05/12/2000        125         26.68750      MNA
05/12/2000         50         25.75000      AAC
05/15/2000        175         25.62500      AAC
05/15/2000        100         25.50000      MNA
05/15/2000         25         25.31250      EF
05/17/2000        175         25.18750      MNA
05/17/2000        150         25.18750      MNA
05/17/2000        225         25.18750      MNA
05/18/2000        100         25.50000      MNA
05/18/2000        400         25.50000      MNA
05/19/2000        150         25.50000      MNA
05/22/2000        250         25.31250      MNA
05/22/2000        100         25.37500      MNA
05/22/2000       24,000       25.12500      MNA
05/25/2000        150         23.37500      MNA
05/25/2000         50         23.81250      MNA
05/26/2000         50         23.43750      AAC
05/30/2000        125         22.75000      MNA
05/30/2000        175         22.68750      AAC


/1/  All  transactions  were  effected  through  the  New  York  Stock Exchange.

                    INFORMATION WITH RESPECT TO TRANSACTIONS
                        OF THE REGISTRANT'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

              AAC = Manning & Napier Advisory Advantage Corporation
                      MNA = Manning & Napier Advisors, Inc.
                              WM = William Manning
                             EF = Exeter Fund, Inc.
                           ETC = Exeter Trust Company



            Number of Shares
Settlement  of Common Stock     Price
Date            Sold /1/      Per Share  Ownership

04/13/2000        300         26.50000      MNA
04/13/2000         25         28.37500      MNA
04/13/2000        350         28.12500      AAC
04/13/2000        150         28.12500      AAC
04/13/2000        125         26.50000      MNA
04/14/2000        200         26.68750      MNA
04/14/2000        100         26.75000      MNA
04/14/2000         25         26.93750      MNA
04/17/2000         25         28.18750      MNA
04/17/2000         25         28.18750      MNA
04/17/2000        325         28.06250      MNA
04/17/2000         75         27.68750      AAC
04/20/2000         75         24.75000      MNA
04/26/2000        150         27.31250      MNA
04/26/2000        700         27.06250      AAC
04/27/2000        300         27.31250      MNA
04/27/2000        400         27.18750      MNA
04/28/2000         25         29.87500      MNA
05/01/2000       8,400        29.01340      MNA
05/04/2000        400         27.31250      MNA
05/04/2000         25         27.37500      MNA
05/04/2000         25         27.75000      MNA
05/05/2000       5,800        27.01620      MNA
05/05/2000         50         27.06250      AAC
05/05/2000         25         27.00000      MNA
05/08/2000        525         27.00000      AAC
05/09/2000       1,700        26.57340      MNA
05/09/2000        300         26.68750      MNA
05/09/2000       2,900        26.57340      MNA
05/11/2000        100         26.75000      MNA
05/11/2000        150         26.62500      AAC
05/11/2000         75         26.62500      AAC
05/11/2000         50         26.81250      MNA
05/12/2000        200         26.75000      MNA
05/15/2000         25         25.31250      AAC
05/17/2000        175         25.12500      MNA
05/17/2000         50         25.00000      MNA
05/17/2000        175         25.37500      MNA
05/17/2000       8,750        25.16610      MNA
05/17/2000       3,800        25.16610      MNA
05/17/2000       3,250        25.16610      MNA
05/17/2000        725         25.31250      MNA
05/17/2000        100         25.06250      MNA
05/18/2000         75         25.06250      MNA
05/19/2000         25         25.56250      MNA
05/19/2000        950         25.62500      MNA
05/19/2000        250         25.56250      MNA
05/22/2000       8,750        25.13810      MNA
05/22/2000       3,800        25.13810      MNA
05/22/2000       3,250        25.13810      MNA
05/22/2000        700         25.50000      MNA
05/23/2000        225         24.62500      MNA
05/24/2000        400         23.12500      MNA
05/24/2000         25         23.12500      AAC
05/25/2000       1,050        23.62500      EF
05/26/2000        300         23.06250      MNA
05/26/2000        100         23.00000      AAC
05/26/2000       3,600        23.30550      MNA
05/30/2000        100         22.62500      MNA
05/30/2000       5,500        22.68750      MNA
05/31/2000         75         23.07360      MNA
05/31/2000        250         23.07360      MNA
05/31/2000        125         23.07360      MNA
05/31/2000        125         23.07360      MNA
05/31/2000        600         23.07360      MNA
05/31/2000        275         22.75000      MNA
05/31/2000        200         23.07360      MNA
05/31/2000       1,000        23.07360      MNA
05/31/2000       28,000       23.07360      MNA
05/31/2000       5,000        23.07360      MNA
05/31/2000        600         23.07360      MNA
05/31/2000       5,600        23.07360      MNA
05/31/2000        600         23.07360      MNA
05/31/2000        500         23.07360      MNA
05/31/2000         25         23.07360      MNA
05/31/2000         25         23.07360      MNA
05/31/2000        200         23.07360      MNA
05/31/2000        150         23.07360      MNA
05/31/2000        150         23.07360      MNA
05/31/2000        900         23.07360      MNA
05/31/2000       2,000        23.07360      MNA
05/31/2000        450         23.07360      MNA
05/31/2000        600         23.07360      MNA
05/31/2000         75         23.07360      MNA
05/31/2000        250         23.07360      MNA
05/31/2000        950         23.07360      MNA
05/31/2000       4,600        23.07360      MNA
05/31/2000        750         23.07360      MNA
05/31/2000        200         23.07360      MNA
05/31/2000       1,300        23.07360      MNA
05/31/2000        150         23.07360      MNA
05/31/2000        250         23.07360      MNA
05/31/2000        425         23.07360      MNA
05/31/2000       17,200       23.07360      MNA
05/31/2000        450         23.12500      MNA
05/31/2000        850         23.07360      MNA
05/31/2000        500         23.07360      MNA
05/31/2000         50         23.07360      MNA
05/31/2000        450         23.07360      MNA
05/31/2000        200         23.07360      MNA
05/31/2000        225         23.07360      MNA
05/31/2000       1,500        23.07360      MNA
05/31/2000        750         23.07360      MNA
05/31/2000        400         23.07360      MNA
05/31/2000         50         23.07360      MNA
05/31/2000       16,400       23.07360      MNA
05/31/2000        100         23.07360      MNA
05/31/2000        200         23.07360      MNA
05/31/2000        650         23.07360      MNA
05/31/2000       1,500        23.07360      MNA
05/31/2000        550         23.07360      MNA
05/31/2000        300         23.07360      MNA
05/31/2000       1,200        23.07360      MNA
05/31/2000        250         22.87500      AAC
05/31/2000         50         23.25000      AAC
05/31/2000         50         22.87500      AAC
05/31/2000         75         23.18750      AAC
05/31/2000        400         23.07360      MNA
05/31/2000        400         23.07360      MNA
05/31/2000        600         22.93750      MNA
06/01/2000       1,100        22.18750      MNA
06/01/2000        125         22.50000      MNA
06/01/2000       2,600        22.00000      MNA
06/01/2000        150         22.18750      MNA
06/01/2000        150         22.18750      MNA
06/02/2000        150         22.87500      MNA
06/02/2000       1,000        22.87500      MNA
06/02/2000        950         22.87500      MNA
06/02/2000        675         22.87500      MNA
06/02/2000        450         22.87500      MNA
06/02/2000        100         22.87500      MNA
06/02/2000        475         22.87500      MNA
06/02/2000        100         22.87500      MNA
06/02/2000        100         22.87500      MNA
06/02/2000       1,600        22.87500      MNA
06/02/2000       6,300        22.87500      MNA
06/02/2000         75         22.87500      MNA
06/02/2000        700         22.75000      MNA
06/02/2000       1,200        22.87500      MNA
06/02/2000        300         22.87500      MNA
06/02/2000        200         22.87500      MNA
06/02/2000        225         22.87500      MNA
06/02/2000        150         22.87500      MNA
06/02/2000        700         22.87500      MNA
06/02/2000        100         22.87500      MNA
06/02/2000        850         22.87500      MNA
06/02/2000        100         22.68750      AAC
06/05/2000       7,000        22.43750      MNA
06/05/2000        750         22.12500      MNA
06/05/2000         50         22.31250      AAC
06/06/2000        100         22.04690      MNA
06/06/2000        700         22.04690      MNA
06/06/2000       4,500        22.04690      MNA
06/06/2000       1,300        22.04690      MNA
06/06/2000       3,300        22.04690      MNA
06/06/2000        100         22.04690      MNA
06/06/2000        500         22.04690      MNA
06/06/2000        350         21.93750      MNA
06/06/2000        100         22.04690      MNA
06/06/2000       4,600        22.04690      MNA
06/06/2000        800         22.04690      MNA
06/06/2000        100         21.93750      AAC
06/06/2000        100         21.93750      AAC
06/06/2000         75         21.93750      AAC
06/06/2000        300         21.93750      MNA
06/07/2000        150         22.46770      MNA
06/07/2000        250         22.46770      MNA
06/07/2000        250         22.18750      MNA
06/07/2000        125         22.46770      MNA
06/07/2000       1,300        22.46770      MNA
06/07/2000        350         22.46770      MNA
06/07/2000        400         22.46770      MNA
06/07/2000        500         22.46770      MNA
06/07/2000       1,500        22.46770      MNA
06/07/2000         25         22.46770      MNA
06/07/2000        350         22.46770      MNA
06/07/2000        650         22.46770      MNA
06/07/2000         50         22.46770      MNA
06/07/2000       3,400        22.25000      MNA
06/07/2000        100         22.18750      MNA
06/07/2000        150         22.46770      MNA
06/07/2000        600         22.46770      MNA
06/07/2000        225         22.46770      AAC
06/07/2000        550         22.46770      AAC
06/07/2000        550         22.46770      AAC
06/07/2000       1,125        22.46770      AAC
06/07/2000         42         22.18750      AAC
06/07/2000        200         22.50000      AAC
06/07/2000         50         22.50000      AAC
06/07/2000       4,800        22.35550      MNA
06/07/2000        250         22.46770      MNA
06/08/2000         25         21.94940      MNA
06/08/2000        350         21.94940      MNA
06/08/2000         25         21.94940      MNA
06/08/2000       1,700        21.94940      MNA
06/08/2000       8,400        21.94940      MNA
06/09/2000       4,600        22.00730      MNA
06/09/2000       3,600        22.00730      MNA
06/09/2000       4,400        22.00730      MNA
06/09/2000       1,300        22.00730      MNA
06/09/2000        450         22.00730      MNA
06/09/2000       9,800        22.00730      MNA
06/09/2000        250         22.00730      MNA
06/09/2000        450         22.00730      MNA
06/09/2000       19,300       22.00730      MNA
06/09/2000        200         22.00730      MNA
06/09/2000        650         22.00730      MNA
06/09/2000        700         22.00730      MNA
06/09/2000        650         22.00730      MNA
06/09/2000        400         22.00730      MNA
06/09/2000        500         22.00730      MNA
06/09/2000         50         22.00730      MNA
06/09/2000        650         22.00730      MNA
06/09/2000        150         22.00730      MNA
06/09/2000        400         22.00730      MNA
06/09/2000       4,300        22.00730      MNA
06/09/2000       6,700        22.00730      MNA
06/09/2000       1,300        22.00730      MNA
06/09/2000        100         22.00730      MNA
06/09/2000        150         22.00730      MNA
06/09/2000        800         22.00730      MNA
06/09/2000       3,400        22.00730      MNA
06/09/2000        150         22.00730      MNA
06/09/2000        100         22.00000      AAC
06/09/2000         25         22.00730      AAC
06/09/2000       4,600        22.00730      MNA
06/09/2000       1,675        22.00730      MNA
06/09/2000        625         22.00730      MNA
06/09/2000       1,300        22.00730      MNA
06/09/2000       26,375       22.00730      EF
06/12/2000        175         21.37500      AAC
06/12/2000       1,650        21.31250      MNA



/1/  All  transactions  were  effected  through  the  New  York  Stock Exchange.